Issuer Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-235649

Cboe Global Markets, Inc.

Pricing Term Sheet

December 8, 2020

Issuer:	Cboe Global Markets, Inc. (the “Company”)

Expected Ratings*:	Moody’s: A3 / S&P: A-

Security:	1.625% Senior Notes due 2030

Principal Amount:	$500,000,000

Maturity Date:	December 15, 2030

Coupon (Interest Rate):	1.625%

Price to Public:	99.395%

Yield to Maturity:	1.691%

Spread to Benchmark Treasury:	T+78 basis points

Benchmark Treasury:	0.875% due November 15, 2030

Benchmark Treasury Price / Yield:	99-21 / 0.911%

Interest Payment Dates:	June 15 and December 15, with first payment on June 15, 2021

Make-Whole Redemption:

At any time and from time to time prior to September 15, 2030, in whole or in part, at the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) a make-whole redemption price determined by using a discount rate equal to the applicable Treasury Rate plus 12.5 basis points, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Par Call:	On or after September 15, 2030, at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Change of Control:	Put at 101% of principal plus accrued and unpaid interest to, but not including, the repurchase date.

Trade Date:	December 8, 2020

Settlement Date**:	December 15, 2020 (T+5)

CUSIP/ISIN:	12503M AC2 / US12503MAC29

Joint Book-Running Managers:

BofA Securities, Inc.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
TD Securities (USA) LLC
RBC Capital Markets, LLC

Co-Manager:	Bancroft Capital, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the notes will be made against payment therefor on or about December 15, 2020, which is the fifth business day following the date hereof (such settlement being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes under the prospectus supplement will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their delivery should consult their own advisors.

The Company has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BofA Securities, Inc., Barclays Capital Inc. or Deutsche Bank Securities Inc. can arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Barclays Capital Inc. at 1-888-603-5847 or Deutsche Bank Securities Inc. at 1-800-503-4611.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.